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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53692

RECEIVED MAR 01 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Channel Capital Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2510
(No. and Street)

New York (City) New York (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald C. Cacciapaglia (212) 888-1805
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CHANNEL CAPITAL GROUP LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Donald C. Cacciapaglia, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Channel Capital Group LLC (the "Company"), for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/17/05

Signature Date

Chairman and Chief Executive Officer
Title

Subscribed and sworn to before me
this 17th day of February 2005.

SAMUEL SOLA
Notary Public - State of New York
No. 01SO6110785
Qualified in Westchester County,
Certificate filed in New York County
My Commission Expires 06/01/2008

CHANNEL CAPITAL GROUP LLC
(SEC I.D. No. 8-53692)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2004 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 and
Regulation 1.10(g) under the Commodity Exchange Act
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Channel Capital Group LLC

We have audited the accompanying statement of financial condition of Channel Capital Group LLC (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Channel Capital Group LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the statement of financial condition, the Company recorded a prior period adjustment to beginning retained earnings. This adjustment was necessary to reflect the correction of an error to management, incentive and retainer fees receivable balances.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 5 and 6 are presented for the purpose of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 17, 2005

CHANNEL CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 385,775
Receivables:	
Management, incentive and retainer fees (net of allowance of $50,000)	1,080,134
Affiliate	100,800
Other assets	926
TOTAL ASSETS	$ 1,567,635

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 20,000
Other liabilities	4,671
TOTAL LIABILITIES	24,671
COMMITMENTS AND CONTINGENCIES (See Note 8)	
MEMBER'S EQUITY	1,542,964
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,567,635

See notes to statement of financial condition.

CHANNEL CAPITAL GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2004

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Channel Capital Group LLC (the "Company"), is a Delaware limited liability corporation and a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD") and an introducing broker with the National Futures Association and the Commodity Futures Trading Commission. The Company is a wholly-owned subsidiary of Channel Capital Group Inc. (the "Parent"). For purposes of this report, an "affiliate" is defined as the Parent, the Parent's shareholders or the shareholders' subsidiaries.

Nature of Operations - The Company generates its revenues through marketing and placing accredited investors with hedge funds and private equity funds (collectively "funds") through its sales staff and website operated by the Parent.

Estimates - The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statement and related disclosures. Estimates, including receivables and allowances, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statement are prudent and reasonable. Actual results could differ materially from those estimates.

Management, incentive and retainer fees revenues - The Company has entered into agreements with various funds through which the Company earns management, incentive and retainer fees for introducing clients who invest in those funds.

Management fees earned by the Company under these agreements represent a defined percentage of the management fees earned by the funds on the Company-referred investments. Also, under agreements with hedge funds, the Company may receive a defined percentage of any incentive fees that the hedge funds earned on the Company-referred investments. Management and incentive fees are recorded as they are earned. In determining the amount of management and incentive fees earned, the Company relies on the various funds to inform the Company of the total amount of investments placed at the funds through this referral process.

During 2004, the Company entered into agreements with certain hedge funds whereby the Company would introduce a fixed number of investors for an agreed upon monthly retainer fee over a six month period. Two of the agreements contained caveats that required a minimum number of investors to be introduced or a prorated share of the retainer fee would be refundable. At December 31, 2004, the Company reserved revenue of $800 as potentially refundable under these agreements. Such reserve is included in Other liabilities in the Statement of Financial Condition.

Licensing fees revenues - Licensing fees revenues result from services provided by the Company to the Parent. The Company earns a fee for accrediting registered users of the Parent's website as well as introducing accredited investors to funds electronically through the Parent's website.

2. MANAGEMENT, INCENTIVE AND RETAINER FEES RECEIVABLE

As disclosed in Note 1, the amounts recorded for management and incentive fees is largely dependent on the information provided by the various funds. At December 31, 2004, it is management's opinion that the full management and incentive fees receivable amount may not be collectible and as a result, an allowance of $50,000 has been recorded.

3. INCOME TAXES

The Company is a single member LLC whose Parent is responsible for reporting the Company's income or loss under applicable tax statutes and regulations. The Company is treated as a disregarded entity under Federal income tax regulations. For Federal and state income tax purposes, the Parent is taxed as a partnership, and the taxable income or loss is reported on the individual income tax returns of the partners.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $361,104, which was $331,104 in excess of its required net capital of $30,000. The Company's aggregate indebtedness ratio was .07 to 1.

5. EMPLOYEE BENEFIT AND COMPENSATION PLANS

All employees of the Company are eligible to participate in the Parent's qualified defined contribution 401(k) plan. Subject to certain limitations, the annual contributions are at the discretion of the members. The Company has not made any matching contributions during the year ended December 31, 2004.

During 2003, the Parent established a phantom stock plan. Employees of the Company are eligible to participate in the phantom stock plan. During 2004, shares were awarded to employees of the Company.

6. RELATED PARTY TRANSACTIONS

All investor placement transactions and marketing activities of the Parent are conducted through the Company.

Management and Incentive Fees - At December 31, 2004, $2,067 of fees earned from an affiliate are shown in Management, incentive and retainer fees receivable in the Statement of Financial Condition.

The Company receives certain Management fees revenue earned from third party funds through an affiliate. As of December 31, 2004, open receivables relating to these activities were $114,855 for placement at a hedge fund and $125,146 for placement at private equity funds. Such amounts are included in Management, incentive and retainer fees receivable in the Statement of Financial Condition.

Included in Other liabilities in the Statement of Financial Condition is $3,871 of commission expense to an employee of an affiliate for introducing investors to funds.

Licensing Fees - Effective September 2004, the Company entered into an agreement with the Parent to charge fees for various services that the Company performs on behalf of the Parent. Included in Receivable from affiliate in the Statement of Financial Condition is $415,000 relating to licensing fees.

Borrowings - From time to time the Parent may provide short-term loans to the Company. No outstanding payable remains at December 31, 2004.

Allocations - The Parent allocated a portion of its provision for income tax attributable to the Company of $291,539, which is shown as an offset to Receivable from Affiliate in the Statement of Financial Condition.

In accordance with NASD Notice to Members' guidelines regarding expense-sharing agreements, the Parent directly allocates expenses that are attributable to the Company. All direct expenses are paid for by the Company. Included as an offset to Receivable from Affiliate in the Statement of Financial Condition is $26,004 relating to expenses paid on the Company's behalf by the Parent.

Included in Receivable from affiliate in the Statement of Financial Condition is $3,343 of expenses paid by the Company, which are reimbursable by the Parent.

7. PRIOR PERIOD ADJUSTMENT

Subsequent to the issuance of the Company's statement of financial condition as of December 31, 2003, the Company's management determined that commission expense to an affiliate relating to revenues for placing investors at funds earned in 2003 were not recorded. The adjustment to beginning retained earnings was necessary to reflect the commission expense associated with the revenues earned for placing investors at funds. This adjustment has no net impact on the net capital computation as of December 31, 2003.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at market value or contracted amounts which approximate fair value.

9. COMMITMENTS AND CONTINGENCIES

Contingencies - In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

Risks and Uncertainties - The Company generates a majority of its revenues by placing investors with funds, and therefore, revenues are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's placement activities, volatility in the securities markets, and changes in funds regulation.

* * * * * *

CHANNEL CAPITAL GROUP LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

	Unaudited Amount Per December 31, 2004 FOCUS Report	Amount Pursuant to Annual Audited Report	Difference Increase (Decrease)
MEMBER'S EQUITY	$ 1,445,503	$ 1,542,964	$ 97,461
NONALLOWABLE ASSETS			
Receivables:			
Management, incentive and retainer fees	906,745	1,080,134	173,389
Affiliate	418,343	100,800	(317,543)
Other assets	926	926	-
Total nonallowable assets	1,326,014	1,181,860	(144,154)
NET CAPITAL	$ 119,489	$ 361,104	$ 241,615
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS	$ 266,286	$ 24,671	$ (241,615)
MINIMUM NET CAPITAL REQUIRED (THE GREATER OF $30,000 OR 12-1/2% OF AGGREGATE INDEBTEDNESS)	$ 30,000	$ 30,000	$ -
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$ 89,489	$ 331,104	$ 241,615
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.23 to 1	0.07 to 1	

Note: The differences above relate to audit adjustments, primarily for additional management and incentive fees receivable and additional accruals.

CHANNEL CAPITAL GROUP LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY ECXHANGES AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO THE COMMODITY EXCHANGE ACT DECEMBER 31, 2004

The Company does not carry any customers' regulated commodity futures, foreign futures and foreign options accounts; therefore, the Company has no reporting requirements.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 17, 2005

Channel Capital Group LLC
420 Lexington Avenue, Suite 2510
New York, NY 10170

In planning and performing our audit of the financial statements of Channel Capital Group LLC (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 17, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the policies and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; or (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor does the Company carry customers' regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP